FEDERATED MDT SERIES
Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 28, 2009

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

RE:           FEDERATED MDT SERIES (the “Trust”)
 Class A Shares
 Class C Shares
 Institutional Shares
 1933 Act File No. 333-163421
                       1940 Act File No. 811-21904

Dear Sir or Madam:

The following responds to your specific instructions that we furnish written responses to the oral comments received from the Securities Exchange Commission (the “Commission”) on December 24, 2009, regarding the proposed reorganization of Federated MDT Small Cap Core Fund (the “Acquiring Fund”) Federated MDT Small Cap Value Fund (the “Acquired Fund”) (the “Reorganization”).  As discussed with the Commission examiner, Sheila Stout, the following changes have been made in response to the oral comments received in regard to question 6:

In response to your comment regarding the Acquired Fund’s net assets as of July 31, 2009  of approximately $24 million in comparison to the Acquiring Fund’s net assets of approximately $6 million, you wanted more information as to why the Acquired Fund’s portfolio net assets changed substantially since July 31, 2009 and more information on the reference to the small size of the fund in the “Reasons for the Proposed Reorganization”. In response to your comments, the fifth paragraph has been revised as follows:

“The MDT Adviser also advised the Board that the relatively small size of the Federated Small Cap Value Fund, which has become substantially smaller due to recent net redemptions (as further described below), along with the relatively small amount of assets in Federated Small Cap Value’s Morningstar category, has made the Federated Small Cap Value Fund a non-viable fund. As of September 30, 2009, the Federated Small Cap Value Fund had assets of $8,700,000 and the Federated Small Cap Core Fund had assets of approximately $7,000,000.  Year to date through September 30, 2009, the net flows for the Federated Small Cap Core Fund were -$1,300,000 and were $4,800,000 in 2008.  Year to date through September 30, 2009, the net flows for the Federated Small Cap Value Fund were -$13,900,000 and were $18,300,000 in 2008.  The MDT Adviser believes that the Federated Small Cap Core Fund, on a pro forma basis, will be a more viable fund.  Further support for the position is that, Morningstar’s small cap blend category, which contains Federated Small Cap Core Fund, is substantially larger in terms of assets than the small cap value category, which contains Federated Small Cap Value Fund”

In connection with the review of this filing by staff of the Securities Exchange Commission, the Registrant acknowledges the staff’s view that: the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (412) 288-3810.
Very truly yours,

/s/ Terri L. Kerr
Terri L. Kerr
Paralegal

Enclosures